CVac
CVac

PRIMA BIOMED LTD

Australian Cancer Treatment Company

The Cutting Edge in the Fight Against Cancer Investor Presentation April 2012 Martin Rogers Chief Executive Officer (ASX:PRR, NASDAQ:PBMD) Exhibit 99.1

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Important Notice
The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009
237 889 (ASX:PRR). These slides have been prepared as a presentation aid only and the information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by
Prima BioMed and should not be relied upon as an independent source of information.
Please contact Prima BioMed and/or refer to the Company's website for further information.
The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information.
Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed Ltd’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks. Because actual results could differ materially to assumptions made and Prima BioMed’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution. This presentation should not be relied on as a recommendation or forecast by Prima BioMed Limited. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima BioMed: An Emerging
Presence in Oncology
• Prima BioMed is a biotechnology company focused on
developing novel oncology therapies
in the field of
immunotherapy and immunology
• Prima BioMed has a clear strategy to develop and
commercialize therapeutic vaccine CVac in
ovarian
• The Company is listed on the Australian Stock Exchange
(NASDAQ:PBMD)

cancer with an opportunity to expand to other indications
(ASX:PRR) –
and NASDAQ under the symbols
TM

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima BioMed Investment Overview
Leadership in emerging immunotherapy arena with CVac™
poised to commence pivotal clinical trials in the U.S., EU and
Australia
Focused on major markets with unmet medical needs and
limited competition
Broad intellectual property position
Potential to leverage future development opportunities
Management team with a proven development and commercial
track record in oncology
Solid and disciplined financial position
Significant  near-term and long-term catalysts

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima BioMed: Introduction
Leadership Team

Extensive business management experience &
scientific background
Martin Rogers
Managing Director
and Chief Executive
Officer
Mathew Lehman
Chief Operating Officer
Experience in execution of over
100 clinical trials in EU & US
Dr. Neil Frazer
Chief Medical Officer
25+ years clinical trials
Formerly with Glaxo
10 FDA approvals
Ian Bangs
Chief Financial Officer &
Corporate Secretary
Experienced public/private
companies   for 25+ years
Marc Voigt
General Manager
European Op. & SVP BD
Extensive Experience in the
Corporate Biotech VC and
Biotechnology Sector
Dr. Sharron Gargosky
Senior Vice President CVac
17 + years experience with
orphan drug approvals
Marta Schilling
Vice President
Manufacturing
20+ years experience in
CMC/QA and cell therapies

CVac
CVac

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac™ Targeting Ovarian Cancer 6

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac:  Program Overview
•
CVac is an autologous, dendritic-cell based therapy or cancer vaccine
•
Proven technology with FDA approval of Provenge
•
Progressing clinical studies of the
“first
ovarian cancer
therapeutic vaccine”
•
Upcoming pivotal (CANVAS) and ongoing Phase IIb trials to
provide further proof-of-concept for global registration
•
Granted orphan drug status by the U.S. FDA & EMA
–
Additional several years of exclusivity and priority regulatory treatment
•
Phase I & Phase IIa trials are complete with promising results

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac:  Program Overview (Con’t.)
•
CVac granted marketing & distribution approval in the
Dubai Healthcare City
–
First sales expected in 2012
–
Pilot scale commercialisation program
–
Generates revenue in growing Middle Eastern healthcare market
•
Manufacturing authorization in place and ready to go
–
US partner, NeoStem (Progenitor Cell Therapies)
–
EU partner, Fraunhofer Institute for Cell Therapy & Immunology
–
Australian partner, Cell Therapies/ Peter MacCallum Cancer
Centre
•
Market exclusivity with broad IP position and strategy
–
Issued patents extend to 2023/2024
–
Biologic difficult to replicate
–
Granted Orphan Drug Designation by FDA and EMA

Manufacturing of CVac
① White blood cells taken from the patient by apheresis and sent to lab
② Dendritic cells (DC) separated and cultured to grow 200 – 600 million DCs
③ DCs are pulsed with the antigen Mannan-Mucin-1 Fusion Protein (MFP)
④ Mucin-1 antigen is internalized by the DCs
⑤ The DCs are then washed and stored in vials (CVac™)
Mechanism after injection
① Mucin-1 is naturally present on ovarian cancer cells
② CVac™ is injected 6 – 8 times at each dose
③ CVac™ activates the T-cells to produce mucin-1 specific immune response (CTL)
④ CTL targets the cancer cells
⑤ CTL destroys cancer cells
T-cell
Activated T-cell = CTL (Cytotoxic T Cell (CD8+))
Cancer
Dendritic cell
Mannan-Mucin-1 Fusion Protein (MFP)

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac: Unique Mechanism of Action 9

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac:  Basis for Maintenance Therapy in
Ovarian Cancer

Unmet medical need in ovarian cancer
73,000 women diagnosed each year in the
U.S., EU, Australian and Japan
318,000 women diagnosed globally
Generally diagnosed at late stage
Only 20-30% of patients with late stage
disease survive 5 years
Median progression-free survival after optimal
surgery & chemotherapy is only 22 months
Reference: Thomson Business intelligence, Ovarian Cancer Therapeutics Industry Analysis 2007

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac: Evidence of Clinical Activity
•
Phase Ib
Study Design
– 14 patients with terminal cancer (3-6 months life expectancy), broad range of adenocarcinomas including renal, breast, ovarian, fallopian tube, colon, lung & esophageal
– Objectives:
• Primary endpoint: safety and assess toxicity
• Secondary endpoint: assess anti-tumor efficacy, immune
response & procedure feasibility
•
Clinical Trial Results
• 13 evaluable patients, 5 had stable disease during the
assessment period of 1 year
• 2 patients received ongoing therapy for >40mths
• First time that every patient had immune responses
• All patients produced desired cellular immune responses
• No treatment related toxicity
• Patients’ cells successfully cryo-preserved

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac: Ovarian Tumours Respond to Therapy
with CA125 Reduction
•
Phase IIa
Study Design(n=28)
– Patients received 3 CVac injections over 10 weeks, followed by 4 injections at 10 week intervals
• 21 evaluable with incurable ovarian cancer
• rising CA125 levels at least 25% over baseline within 28 days
• multiple courses of chemotherapy/ radiotherapy
– Objectives
• Primary endpoint: CA125 response or stabilization in at least 15% patients
• Secondary endpoint:  Disease progression-free survival, immune response
& safety
• Clinical Trial Results
– 19% (4 of 21) of patients responded to therapy (CA-125 reduction)
– Progression-free survival averaged 127 days (95% confidence limits 96-
219 days)
– Median survival was 219 days (95% Confidence Limits 175-409 days)
– Importantly no drug related toxicity

1400
1200
1000
800
600
400
200
0
Serum CA125 (IU/mL)
i
ii
iii
iv
v
Months
0
6
12
18
24
30
36
42
DC Injections

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Treating Stage III Ovarian Cancer Patient
Stable disease 4mths 18mths

CVac treatment demonstrates stabilization of CA125 initially for
4mths, then for
•
Incurable recurrent disease, diagnosed by elevated CA125 marker
•
Low 5 year survival rate and late stage detection
further 18mths post further injections of CVac

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac: Targeting Ovarian Cancer
•
Phase I and IIa
trials indicate CVac could be strong
candidate for treating ovarian cancer patients in remission
& for other MUC-1 over-expressing tumors
•
Phase IIb
trial (63 patients) for ovarian cancer patients
after successful 1 or 2 line therapy has completed
recruiting patients in U.S. & Australia to:
– Assure comparability of multiple manufacturing centers
– Confirm safety & tolerability established in earlier trials
– Compare CVac to standard of care (progression-free survival)
– Confirm host immunologic  response to CVac therapy
– Recruitment completed in September 2011
– Interim PFS Data in 2012
– Final PFS Data anticipated in 2013

st
nd

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac: Pivotal (CANVAS) Study Design
• CANVAS( cer ccine tudy) is multinational, multi-
centre, randomized, double-blinded, placebo-controlled
– 800 patients randomized, double-blinded, well-designed
efficacy trial
– Definitively establish survival benefit – progression-free survival (PFS) & overall survival (OS)
– Assess quality of life & pharmacoeconomic parameters
– Support marketing authorizations globally
• ~150 centers, 22 countries – U.S., Australia & Europe
• Based on expected recruitment rates, full patient
enrollment by ~2H 2013*

*CANVAS is event driven study & actual study timelines dependent on patient outcomes in trial
CAN VA S
Potential
maintenance treatment
for
epithelial ovarian, primary peritoneal or
fallopian tube cancer in complete remission

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac: Assessing Global Market
Potential

SIGNIFICANT MARKET
OPPORTUNITY
Multi-billion dollar ovarian cancer treatment vaccine
market
Global market size is estimated to be $3.6 billion
First to market maintenance therapy has potential to
achieve 10% of market in first year of launch
10% of market may capture $500 million+ in sales
throughout the developed world

CVac
CVac

PRIMA BIOMED LTD

Australian Cancer Treatment Company

17 Anti-Cripto-1 Mab

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Driving Differentiation with Science:
Anti-Cripto-1 Mab
• Identification and development of a monoclonal antibody to
Cripto-1
– Protein found in high levels on the surface of many tumors
– Neutralizing the Cripto-1 protein may enable targeting of multiple tumor types (breast, colon, lung, stomach & pancreas)
– Effects of Cripto-1 Mab were greater in presence of cytotoxic drugs such as 5-fluorouracil, epirubicin & cisplatin
– Injection of these antibodies into mice has been able to both prevent tumor growth and eradicate existing tumors by inducing apoptosis.
• Next steps
– Preclinical studies underway to determine whether the human versions of the rat antibodies can cause apoptosis in a similar manner
– Studies designed to support an Initial New Drug (IND) application in human trials in 2013

CVac
CVac

PRIMA BIOMED LTD
Australian Cancer Treatment Company

19 Oral HPV Vaccine

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Driving Differentiation with Science:
Oral HPV
Vaccine
• Developing technology to enable oral administration of
vaccines that are currently injected
- Reformulate large, irregular particles into smaller consistent sizes allowing higher bioavailability of lower doses in an oral formulation
• Lead target  is an oral vaccine against Human Papilloma
Virus (HPV) associated with development of cervical cancer
• Ongoing collaborative venture with the University of New
South Wales and University of Queensland

– Prof. Ian Frazer & Prof. Neil Foster developing dense gas technology to formulate oral HPV vaccine
• Program Status
– Studies with Eudragit
®
-coated lyzosyme completed & feasibility studies with
ovalbumin ongoing
– Animal studies initiated to evaluate immunogenicity

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Financial Profile
Financial Profile
ASX Code PRR (Australian Security)
NASDAQ Code PBMD(ADR Lvl 2 30:1)
Shares 1,065 million
Price & Capitalization
Price & Capitalization
Share Price $0.24 (16/3/12)
2011 high $0.42 (4/11/11)
Market Cap $255 million  (as of March 2012)
Cash Position $47.5 million (as of December 31, 2011)
Figures In AUD$
Financial Profile – Price & Capitalisation

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima BioMed: Strategically Positioned
• Develop and commercialize new therapies to address
unmet medical needs primarily in oncology
– CVac has potential to transform treatment of ovarian cancer in remission
• Pivotal study has been designed to seek global registration in key markets including U.S. and EU
• First company potentially with a dendritic-cell based therapy drug in the EU
• Granted marketing & distribution approval in the Dubai Healthcare
City
– Potential to treat other mucin-1 over-expressing tumours eg breast, colorectal, lung, gastric & pancreatic cancers
– Pursue best value for shareholders in commercializing CVac globally
• Pilot commercialisation in Dubai will lead the way
• Other products in development pipeline at earlier stages of development
– Oral HPV vaccine created using dense gas technology
– Humanized monoclonal antibody targeting Cripto-1

CVac
CVac

PRIMA BIOMED LTD
Australian Cancer Treatment Company

The Cutting Edge in the Fight Against Cancer Investor Presentation April 2012 23 Martin Rogers Chief Executive Officer